Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2023

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

(UNAUDITED)

Item	Page
Consolidated Balance Sheets	2
Consolidated Statements of Operations and Comprehensive Loss	3
Consolidated Statements of Changes in Equity	4-5
Consolidated Statements of Cash Flows	6
Notes to Condensed Consolidated Interim Financial Statements	7-20

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Balance Sheets
(in thousands, except per share data)
	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$144,366	$150,470
Short-term deposits	61,000	177,367
Accounts receivable, net of allowance for credit losses of $0.8 million and $0.9 million as of June 30, 2023 and December 31, 2022, respectively	156,264	144,739
Inventories	211,186	194,054
Prepaid expenses	10,187	5,767
Other current assets	27,463	27,823
Total current assets	610,466	700,220
Non-current assets
Property, plant and equipment, net	200,994	195,063
Goodwill	92,946	64,953
Other intangible assets, net	148,613	121,402
Operating lease right-of-use assets	20,513	18,122
Long-term investments	138,624	141,610
Other non-current assets	18,269	18,420
Total non-current assets	619,959	559,570

Total assets	$1,230,425	$1,259,790

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$69,793	$72,921
Accrued expenses and other current liabilities	50,763	45,912
Accrued compensation and related benefits	29,534	34,432
Deferred revenues - short term	51,865	50,220
Operating lease liabilities - short term	6,842	7,169
Total current liabilities	208,797	210,654
Non-current liabilities
Deferred revenues - long term	27,399	25,214
Deferred income taxes - long term	6,995	5,638
Operating lease liabilities - long term	13,346	10,670
Contingent consideration - long term	26,151	23,707
Other non-current liabilities	24,510	24,475
Total non-current liabilities	98,401	89,704

Total liabilities	$307,198	$300,358

Contingencies (see note 13)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 68,942 shares and 67,086 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	193	187
Additional paid-in capital	3,073,396	3,048,915
Accumulated other comprehensive loss	(12,671)	(12,818)
Accumulated deficit	(2,137,691)	(2,076,852)
Total equity	923,227	959,432

Total liabilities and equity	$1,230,425	$1,259,790

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

Revenues
Products	$109,112	$115,721	$210,083	$228,794
Services	50,639	50,882	99,045	101,238
	159,751	166,603	309,128	330,032
Cost of revenues
Products	57,576	61,132	108,689	120,505
Services	35,953	38,078	68,822	72,457
	93,529	99,210	177,511	192,962

Gross profit	66,222	67,393	131,617	137,070

Operating expenses
Research and development, net	24,305	24,346	45,780	48,344
Selling, general and administrative	75,576	66,592	136,293	131,855
	99,881	90,938	182,073	180,199

Operating loss	(33,659)	(23,545)	(50,456)	(43,129)

Financial income (expenses), net	687	(1,170)	1,460	(2,532)

Loss before income taxes	(32,972)	(24,715)	(48,996)	(45,661)

Income tax benefit (expenses)	(725)	429	(4,500)	502
Share in losses of associated companies	(4,918)	(99)	(7,343)	(174)

Net loss	$(38,615)	$(24,385)	$(60,839)	$(45,333)

Net loss per share - basic and diluted	$(0.56)	$(0.37)	$(0.89)	$(0.69)
Weighted average ordinary shares outstanding. - basic and diluted	68,648	66,568	68,107	66,151

Comprehensive loss
Net loss	(38,615)	(24,385)	(60,839)	(45,333)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	579	(2,789)	1,834	(3,491)
Unrealized gains (losses) on derivatives designated as cash flow hedges	558	(741)	(1,687)	(1,092)
Other comprehensive income (loss), net of tax	1,137	(3,530)	147	(4,583)

Comprehensive loss	$(37,478)	$(27,915)	$(60,692)	$(49,916)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands)
Three and Six Months Ended June 30, 2023
					Accumulated
			Additional		Other
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Total
	Number of shares	Par Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2022	67,086	$187	$3,048,915	$(2,076,852)	$(12,818)	$959,432
Issuance of shares in connection with stock-based compensation plans	1,017	3	1	-	-	4
Stock-based compensation	-	-	8,241	-	-	8,241
Comprehensive loss	-	-	-	(22,224)	(990)	(23,214)
Balance as of March 31, 2023	68,103	$190	$3,057,157	$(2,099,076)	$(13,808)	$944,463
Issuance of shares in connection with stock-based compensation plans	268	1	4	-	-	5
Stock-based compensation	-	-	8,022	-	-	8,022
Comprehensive income (loss)	-	-	-	(38,615)	1,137	(37,478)
Issuance of Common stock under employee stock purchase plan	253	1	3,013			3,014
Issuance of shares as part of the Covestro acquisition	318	1	5,200			5,201
Balance as of June 30, 2023	68,942	193	3,073,396	(2,137,691)	(12,671)	923,227

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Changes in Equity
(in thousands )
Three and Six Months Ended June 30, 2022
					Accumulated
			Additional		Other
	Ordinary Shares		Paid-In	Accumulated	Comprehensive	Total
	Number of shares	Par Value	Capital	deficit	Loss	Equity
Balance as of December 31, 2021	65,677	$182	$3,012,481	$(2,047,878)	$(8,771)	$956,014
Issuance of shares in connection with stock-based compensation plans	731	3	152	-	-	155
Stock-based compensation	-	-	8,533	-	-	8,533
Comprehensive loss	-	-	-	(20,948)	(1,053)	(22,001)
Balance as of March 31, 2022	66,408	185	3,021,166	(2,068,826)	(9,824)	942,701
Issuance of shares in connection with stock-based compensation plans	336	1	91	-	-	92
Stock-based compensation	-	$-	$8,831	$-	$-	$8,831
Comprehensive loss	-	-	-	(24,385)	(3,530)	(27,915)
Balance as of June 30, 2022	66,744	186	3,030,088	(2,093,211)	(13,354)	923,709
 The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Consolidated Statements of Cash Flows
in thousands	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities
Net loss	$(60,839)	$(45,333)

Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of other long-lived assets	919	3,865
Depreciation and amortization	24,343	29,924
Stock-based compensation	16,263	17,364
Foreign currency transaction loss	1,967	10,318
Share in losses of associated companies	7,343	174
Revaluation of investments	1,217	2,316
Other non-cash items, net	2,073	168

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	(11,156)	(11,058)
Inventories	(11,161)	(39,162)
Other current assets and prepaid expenses	(3,777)	5,320
Other non-current assets	4,642	382
Accounts payable	(4,360)	10,217
Other current liabilities	(8,972)	(20,650)
Deferred revenues	3,715	4,540
Deferred income taxes, net and uncertain tax positions	2,810	(1,674)
Other non-current liabilities	(6,194)	(5,620)
Net cash used in operating activities	(41,167)	(38,909)

Cash flows from investing activities
Cash paid for acquisitions, net of cash acquired	(66,472)	-
Purchase of property and equipment	(6,546)	(7,526)
Investments in short-term bank deposits	(12,448)	(195,429)
Proceeds from short-term bank deposits	128,815	272,000
Purchase of intangible assets	(464)	(965)
Other investing activities	(58)	122
Investments in unconsolidated entities	(6,199)	(5,030)
Net cash provided by investing activities	36,628	63,172

Cash flows from financing activities
Proceeds from exercise of stock options	9	247
Payment of contingent consideration	(691)	(1,386)
Other financing activities	-	275
Net cash used in financing activities	(682)	(864)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(824)	(7,413)

Net change in cash, cash equivalents and restricted cash	(6,045)	15,986
Cash, cash equivalents and restricted cash, beginning of period	150,686	243,293
Cash, cash equivalents and restricted cash, end of period	$144,641	$259,279

Supplemental disclosures of cash flow information:
Non-cash investing and financing activities
Transfer of inventory to fixed assets	5,612	1,150
Transfer of fixed assets to inventory	118	123
Issuance of Common stock under employee stock purchase plan	3,014
Issuance of shares as part of Covestro acquisition (Refer to Note 3)	5,201
Contingent consideration	3,009
Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	144,366	255,886
Restricted cash included in other current assets	275	160
Cash balances classified as Held for sale	-	3,233
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$144,641	$259,279

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Business Description and Basis of Presentation

 Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing, which the Company views as having the largest and fastest growing total addressable market. The Company’s approximately 2,400 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.
The condensed consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.
The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which require the Company to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in its financial statements. Although the Company’s current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the Company’s expectations, which could materially affect its results of operations and financial position.
In particular, a number of estimates have been and will continue to be affected by global events and other longer-term macroeconomic conditions, most prominently, the extent and speed at which inflation subsides, whether interest rate hikes continue, tighter credit markets and whether capital markets and global supply chains fully recover. As a result, the accounting estimates and assumptions may change over time. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation; and the allowance for expected credit losses. These consolidated financial statements reflect the financial statement effects based upon management’s estimates and assumptions utilizing the most currently available information.

The results of operations for the six and three months periods ended June 30, 2023 are not necessarily indicative of results that could be expected for the entire fiscal year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The reader is referred to the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2023 as part of the Company’s Annual Report on Form 20-F for such year.

Note 2. New Accounting Pronouncements

       Accounting Pronouncements Adopted in 2023

       In October 2021, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2021-08 “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The guidance will result in the acquiree. recognizing contract assets and contract liabilities at the same amounts recorded by the acquire. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2023, with no material impact on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 3. Certain Transactions

      MakerBot and Ultimaker transaction ("Ultimaker")
On August 31, 2022, Stratasys completed the merger of MakerBot (previously, a fully owned subsidiary) with Ultimaker, which together formed a new entity under the name Ultimaker. The Company recorded a net gain of $39.1 million from deconsolidation of MakerBot, representing the difference between the book value of MakerBot's net assets and the fair value allocated to such net assets in the transaction as follows:
U.S. $ in thousands
Fair Value, net	$55,751
Net assets deconsolidated	(14,146)
Transaction expenses	(2,469)
Gain on deconsolidation of subsidiary	$39,136
The Company accounts for its investment in the combined company Ultimaker according to the equity method in accordance with ASC Topic 323, as it has retained the ability to exercise significant influence but does not control the new entity. The Company recognized an equity method investment in a total amount of $105.6 million comprised of the assumed fair value of the MakerBot shares and additional amount invested in cash by the Company, representing a 46.5% share in the new entity.
The preliminary allocation of the purchase price (“PPA”) to the underlying net assets acquired and liability assumed resulted in the recognition of intangible assets with a value of $57.8 million, goodwill of $22.3 million and other net assets of $25.5 million. The value assigned to intangible assets is amortized over a period of 5 to 10 years and the related amortization is included under share in net losses (profits) from associated companies. The estimated fair values are preliminary and based on the information that was available as of August 31, 2022. Thus, the measurements of fair value reflected in these assets are subject to changes and such changes could be significant.

       As of June 30, 2023 and December 31, 2022 the equity investment in Ultimaker amounted to $92.9 million and $100.2 million, respectively, which represented the original investment in Ultimaker, net of share in net losses for the respective periods (the six months ended June 30, 2023 and year ended December 31, 2022) in amounts of $7.3 million and $5.4 million, respectively. Following the acquisition, the Company will act as an agent to Ultimaker and will distribute products of Ultimaker. Transactions with Ultimaker for the period were immaterial.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Covestro AG assets acquisition
On April 3th, 2023 (the "Covestro transaction date"), the Company completed a definitive agreement to acquire the additive manufacturing materials business of Covestro AG.  Covestro’s additive manufacturing business is expected to give the Company the ability to accelerate innovative developments in 3D printing materials and to thereby further grow adoption of its newest technologies. Also, the Company acquired an IP portfolio comprised of hundreds of patents and pending patents, including all of the SOMOS™ portfolio.
The Covestro transaction is reflected in accordance with ASC Topic 805, “Business Combinations”. The assets acquisition transaction meets the definition of a business and was accounted for as a “Business Combinations” transaction, using the acquisition method of accounting with the Company as the acquirer. The following table summarizes the fair value of the consideration transferred to Covestro AG for the Covestro transaction:
U.S. $ in thousands
Cash payments*	$53,300
Issuance of ordinary shares to Covestro stockholders	5,201
Contingent consideration at estimated fair value	659
Total consideration	$59,160
*Of which $50 million was paid on April 3, 2023.
The fair value of the ordinary shares issued was determined based on the closing market price of the Company's ordinary shares on the Covestro transaction date.
 In accordance with ASC Topic 805, the estimated contingent consideration as of the Covestro transaction date was included in the purchase price. The total contingent payments could reach to a maximum aggregate amount of up to $37 million. The payment will be settled through the issuance of ordinary shares. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration will be recorded in operating expenses. Refer to note 9.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Covestro transaction date. The estimated fair values are preliminary and based on the information that was available as of April 3, 2023. Thus, the measurements of fair value reflected are subject to changes and such changes could be significant. The preliminary allocation of the purchase price to assets acquired and liabilities assumed is as follows:
Allocation of Purchase Price
(U.S. $ in thousands)
Inventory	$10,429
Fixed assets	5,043
Goodwill	23,092
Intangible assets	22,437
Total assets acquired	61,001

Other current liabilities	1,841
Total liabilities assumed	1,841

Net assets acquired	$59,160
The preliminary allocation of the PPA to net assets acquired and liability assumed resulted in the recognition of intangible assets related to developed technology, customer relationship, and trade name. These intangible assets have a useful life of 7 to 10 years. The fair value estimate of the intangible assets is determined using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This valuation technique estimates the fair value of an asset based on market participants’ expectations of the cash flows assets would generate over its remaining useful life. The net cash flows were discounted to present value.
 Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

      Other investments
      In addition to the investment in Ultimaker, other investments included under Long-term investments primarily consist of investments in non-marketable equity securities of several companies without readily determinable fair value in which the Company does not have a controlling interest or significant influence. During the six months ended June 30, 2023 and during 2022, the Company invested a total of $5.4 million and $16.7 million, respectively, in non-marketable equity securities and convertible notes of several companies.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 4. Recent developments

Prospective Merger with Desktop Metal

On May 25, 2023, the Company and Desktop Metal, Inc., (“Desktop Metal”), jointly announced their entry into a merger agreement, whereby a wholly-owned Delaware subsidiary of the company will merge with and into Desktop Metal, with Desktop Metal surviving the merger as a wholly-owned subsidiary of the Company. The Company’s shareholders and Desktop Metal’s stockholders would hold 59% and 41%, respectively, of Stratasys ordinary shares following the merger. The parties expect the transaction to close in the fourth quarter of 2023, subject to the receipt of required regulatory approvals, as well as approvals of the shareholders of Stratasys and stockholders of Desktop Metal, and other customary closing conditions.

Nano Dimension Tender Offer and Board Contest

On May 25, 2023, following the announcement of the merger with Desktop Metal, Nano Dimension Ltd., (“Nano”), a 14.1% shareholder of the Company in the 3D printing industry, launched a hostile partial tender offer whereby it sought to acquire—including shares already held by it— between 53% and 55% of the Company’s outstanding ordinary shares, at a price of $18.00 per share. The tender offer was subject to various conditions and was originally set to expire on June 26, 2023. Over the course of subsequent periods of time, the price offered by Nano in its tender offer was ultimately raised to $25.00 per share, with an accompanying reduction as to the percentage of Company shares to be held by it upon consummation of the offer, to between 46% and 51%, and the offer was extended ultimately through July 31, 2023. The offer expired on July 31, 2023 and Nano did not receive enough tendered shares and was therefore unable to complete the purchase of any of the Company ordinary shares pursuant to the offer.

The Company has also been subject to litigation with Nano in an Israeli district court regarding our shareholder rights plan, Nano’s tender offer, and the contested board election. The litigation has not changed the outcome of any of the developments described above. Please see note 13.
 3D Systems Offers
On May 30, 2023, and then again on June 27, 2023, the Company received an unsolicited non-binding indicative proposal from 3D Systems Corporation (“3D Systems”) to merge with the Company. The price offered was $7.50 in cash and 1.2507 shares of common stock of 3D Systems per ordinary share of Stratasys, followed by $7.50 in cash and 1.3223 shares of common stock, in those respective offers. On July 13, 2023, the Company received an updated proposal from 3D Systems, pursuant to which it would merge with the Company for $7.50 in cash and 1.5444 newly issued shares of common stock of 3D Systems per Stratasys ordinary share. The Stratasys board determined that the latest 3D Systems proposal would reasonably be expected to result in a “Superior Proposal” under the merger agreement with Desktop Metal and authorized Company management to enter into discussions with 3D Systems with respect to the proposal.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 5. Revenues

Disaggregation of Revenues

The following table presents the Company’s revenues disaggregated by geographical region (based on the Company's customers' locations) and revenue type for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	(U.S. $ in thousands)		(U.S. $ in thousands)
Americas
Systems	$28,975	$32,868	$50,161	$61,850
Consumables	33,757	34,662	66,329	66,016
Service	39,463	39,695	75,785	77,926
Total Americas	102,195	107,225	192,275	205,792

EMEA
Systems	12,054	14,760	23,456	29,837
Consumables	17,910	14,268	36,821	32,093
Service	6,920	6,184	14,487	13,337
Total EMEA	36,884	35,212	74,764	75,267

Asia Pacific
Systems	7,284	11,235	15,148	21,693
Consumables	9,132	7,928	18,168	17,305
Service	4,256	5,003	8,773	9,975
Total Asia Pacific	20,672	24,166	42,089	48,973

Total Revenues	$159,751	$166,603	$309,128	$330,032

The following table presents the Company’s revenues disaggregated based on the timing of revenue recognition (at a specific point in time or over the course of time) for the three and six months ended June 30, 2023 and 2022:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	(U.S. $ in thousands)		(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$109,112	$115,721	$210,083	$228,794
Services	14,156	13,147	27,847	25,639
Total revenues recognized in point in time	123,268	128,868	237,930	254,433

Revenues recognized over time from:
Services	36,483	37,735	71,198	75,599
Total revenues recognized over time	36,483	37,735	71,198	75,599

Total Revenues	$159,751	$166,603	$309,128	$330,032

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Contract Assets and Contract Liabilities

Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of June 30, 2023 and December 31, 2022.

Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenue. The Company's deferred revenue as of June 30, 2023 and December 31, 2022 were as follows:

	June 30, 2023	December 31, 2022
	U.S. $ in thousands
Deferred revenue*	$79,264	$75,434

*Includes $27.4 million and $25.2 million under long-term deferred revenue in the Company's consolidated balance sheets as of June 30, 2023 and December 31, 2022, respectively.

Revenue recognized in 2023 that was included in deferred revenue balance as of December 31, 2022 was $11.8 million and $27.9 million for the three and six months ended June 30, 2023.

Remaining Performance Obligations

Remaining Performance Obligations (“RPO“) represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of June 30, 2023, the total RPO amounted to $107.4 million. The Company expects to recognize $78.7 million of this RPO during the next 12 months, $14.3 million over the subsequent 12 months and the remaining $14.4 million thereafter.

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer, as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization, as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss. As of June 30, 2023 and December 31, 2022, the deferred commissions amounted to $9.7 million and $9.6 million, respectively.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 6. Inventories

Inventories consisted of the following as of the below balance sheet dates:

	June 30, 2023	December 31, 2022
	U.S. $ in thousands
Finished goods	$88,967	$81,564
Work-in-process	11,429	7,562
Raw materials	110,790	104,928
	$211,186	$194,054

Note 7. Goodwill and Other Intangible Assets

       Goodwill

Changes in the carrying amount of the Company’s goodwill during the six months ended June 30, 2023 were as follows:
U.S. $ in thousands

Goodwill as of January 1, 2023	$64,953
Goodwill acquired	27,835
Foreign currency translation adjustments	158
Goodwill as of June 30, 2023	$92,946

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

       Other Intangible Assets

Other intangible assets consisted of the following:

	June 30, 2023			December 31, 2022
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$406,738	$(292,135)	$114,603	$387,603	$(283,671)	$103,932
Patents	17,958	(9,640)	8,318	17,508	(8,970)	8,538
Trademarks and trade names	21,368	(14,776)	6,592	16,278	(14,030)	2,248
Customer relationships	109,419	(90,319)	19,100	93,609	(86,925)	6,684
Capitalized software development costs	7,066	(7,066)	-	7,066	(7,066)	-
	$562,549	$(413,936)	$148,613	$522,064	$(400,662)	$121,402

Amortization expenses relating to intangible assets for the three-month periods ended June 30, 2023 and 2022 were approximately $7.1 million and $9.2 million, respectively. Amortization expenses relating to intangible assets for the six-month periods ended June 30, 2023 and 2022 were approximately $13.3 million and $18.4 million, respectively.

As of June 30, 2023, the estimated amortization expenses relating to intangible assets for each of the following future periods were as follows:

Estimated
amortization expenses
(U.S. $ in thousands)
Remaining 6 months of 2023	$14,202
2024	23,774
2025	22,371
2026	22,293
2027	20,892
2028 and thereafter	45,081
Total	$148,613

Note 8. Net Loss Per Share

The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	In thousands, except per share amounts		In thousands, except per share amounts
Numerator:
Net loss for basic and diluted net loss per share	$(38,615)	$(24,385)	$(60,839)	$(45,333)

Denominator:
Weighted average shares - for basic and diluted net loss per share	68,648	66,568	68,107	66,151

Net loss per share
Basic and diluted	$(0.56)	$(0.37)	$(0.89)	$(0.69)

 The computation of diluted net loss per share excluded share awards of 3 million shares and 5.2 million shares for the three months ended June 30, 2023 and 2022 respectively, because the inclusion of those shares would have had an anti-dilutive effect on the diluted net loss per share.

The computation of diluted net loss per share excluded share awards of 3.3 million shares and 5.2 million shares for the six months ended June 30, 2023 and 2022 respectively, because the inclusion of those shares would have had an anti-dilutive effect on the diluted net loss per share.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Income Taxes

      The Company had income tax expense of $0.7 million for the three-month period ended June 30, 2023, compared to income tax benefit of $0.4 million for the three-month period ended June 30, 2022. The Company had income tax expense of $4.5 million for the six-month period ended June 30, 2023, compared to income tax benefit of $0.5 million for the six-month period ended June 30, 2022. The Company’s effective tax rate as of June 30, 2023, was primarily impacted by the geographic mix of its earnings and losses, movements in its valuation allowance and changes in its uncertain tax positions.

Note 10. Fair Value Measurements

Financial instruments measured at fair value

The following table summarizes the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	June 30, 2023		December 31, 2022
	Level 2	Level 3	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$7	$-	$159	$-
Foreign exchange forward contracts designated as hedging instruments	376	-	3	-

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(87)	-	(38)	-
Foreign exchange forward contracts designated as hedging instruments	(2,540)	-	(1,640)	-
Convertible notes	-	5,423	-	1,894
Contingent consideration*	-	41,171	-	38,341
	$(2,244)	$46,594	$(1,516)	$40,235
*Includes $15.0 million and $14.6 million under accrued expenses and other current liabilities in the Company's consolidated balance sheets as of June 30, 2023 and December 31, 2022, respectively.

The Company's foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy (refer to Note 3).

Other financial instruments consist mainly of cash and cash equivalents, short-term deposits, current and non-current receivables, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 11. Derivative instruments and hedging activities

Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, British Pound, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures. These contracts mature through June 2023.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		June 30,	December 31,	June 30,	December 31,
	Balance sheet location	2023	2022	2023	2022
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$7	$159	$25,093	$101,733
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	376	3	28,221	4,900
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(87)	(38)	33,927	16,751
Liability derivatives -Foreign exchange contracts, designated as hedging instruments	Accrued expenses and other current liabilities	(2,540)	(1,640)	36,858	72,273
		$(2,244)	$(1,516)	$124,099	$195,657

Foreign exchange contracts not designated as hedging instruments

As of June 30, 2023, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $59.0 million, and were used to reduce foreign currency exposures. With respect to such derivatives, a gain of $1.6 million and a gain of $2.4 million were recognized under financial expenses, net for the three-month periods ended June 30, 2023 and 2022, respectively and a gain of $1.2 million and a gain of $3.1 million were recognized under financial expenses, net for the six-month periods ended June 30, 2023 and 2022, respectively. Such gains or losses partially offset the foreign currency revaluation changes of the balance sheet items. These foreign currencies revaluation changes are also recognized under financial income, net.

Cash Flow Hedging - Hedges of forecasted foreign currency payroll and other operating expenses

As of June 30, 2023, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of $36.9 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs and other operating expenses denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.

Cash Flow Hedging - Hedges of forecasted foreign currency revenue

As of June 30, 2023, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of 28.2 million Euro into U.S. dollars. The Company transacts business in U.S. dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business, and accordingly, they are not speculative in nature.

 STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 12. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity-classified stock options, restricted share units (“RSUs”), performance-based restricted share units (”PSUs”) and Employee Share Purchase Plan ("ESPP") were allocated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	U.S $ in thousands		U.S $ in thousands
Cost of revenues	$999	$1,080	$1,931	$1,980
Research and development, net	1,867	1,606	3,956	3,392
Selling, general and administrative	5,156	6,145	10,376	11,992
Total stock-based compensation expenses	$8,022	$8,831	$16,263	$17,364

A summary of the Company’s stock option activity for the six months ended June 30, 2023 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of January 1, 2023	1,619,559	27.62
Granted	-	-
Exercised	(2,429)	3.56
Forfeited	(205,478)	64.78
Options outstanding as of June 30, 2023	1,411,652	22.25
Options exercisable as of June 30, 2023	1,084,689	24.18

As of June 30, 2023, the unrecognized compensation cost of $0.9 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 1.41 years.

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs and PSUs activity for the six months ended June 30, 2023 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2023	3,496,099	23.98
Granted	1,784,752	13.26
Vested	(1,262,954)	24.37
Forfeited	(201,832)	24.15
Unvested as of June 30, 2023	3,816,065	18.83

The fair value of RSUs and PSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of June 30, 2023, the unrecognized compensation cost of $57.60 million related to all unvested, equity-classified RSUs and PSUs is expected to be recognized as expense over a weighted-average period of 2.72 years.

Employee Stock Purchase Plan

On October 2021, the Company adopted the 2021 Employee Stock Purchase Plan (the “ESPP”). According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date. The first offering period commenced on June 1, 2022 and ended on November 30, 2022, the second offering commenced on December 1,2022 and ended on May 31, 2023 and the third offering commenced on June 1, 2023 and will end on November 30, 2023.

In accordance with ASC Topic 718, the ESPP is considered compensatory and, as such, results in recognition of stock-based compensation expenses.

b. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the six months ended June 30, 2023 and 2022, respectively:

	Six Months Ended June 30, 2023
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2023	$(299)	$(12,519)	$(12,818)
Other comprehensive income (loss) before reclassifications	(2,708)	1,834	(874)
Amounts reclassified from accumulated other comprehensive loss	1,021	-	1,021
Other comprehensive loss	(1,687)	1,834	147
Balance as of June 30, 2023	$(1,986)	$(10,685)	$(12,671)
	Six Months Ended June 30, 2022
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2022	$1,572	$(10,343)	$(8,771)
Other comprehensive income before reclassifications	(1,049)	(3,491)	(4,540)
Amounts reclassified from accumulated other comprehensive loss	(43)	-	(43)
Other comprehensive income	(1,092)	(3,491)	(4,583)
Balance as of June 30, 2022	$480	$(13,834)	$(13,354)

STRATASYS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

c. Rights plan

On July 24, 2022, the Company’s Board of Directors adopted a shareholder rights plan (the “Rights Plan”) to protect the interests of the Company’s shareholders. Each Right entitles the registered holder thereof to purchase from the Company one ordinary share, par value NIS 0.01, of the Company (“ordinary share”) at a price of $0.01 per share, subject to adjustment, once the Rights become exercisable, and subject to the exercise terms and conditions thereof described in the agreement governing the Rights Plan (the “Rights Agreement”). The rights would become exercisable only if an entity, person, or group acquires beneficial ownership of 15% or more of the Company’s outstanding ordinary shares in a transaction not approved by the Company’s Board. The Rights Plan originally had a 364-day term, expiring on July 24, 2023. On May 25, 2023, in connection with the execution and delivery on that day of the agreement and plan of merger, by and among Stratasys, Desktop Metal, Inc., and Tetris Sub Inc., a Delaware corporation and Stratasys’ wholly-owned subsidiary (the “Desktop Metal Merger Agreement”), Stratasys entered into an amendment to the Rights Agreement with the rights agent. The amendment extended the expiration date of the Rights Agreement to the later of (a) July 24, 2023 and (b) the conclusion of Stratasys’ shareholder meeting (or, if adjourned, the conclusion of the reconvened meeting) at which the merger under the Desktop Metal Merger Agreement would be brought for approval, or such time as the Desktop Metal Merger Agreement has been terminated in accordance with its terms.

The adoption of the Rights Plan is intended to protect the long-term interests of Stratasys and all Stratasys shareholders. The Rights Plan is designed to reduce the likelihood that any entity, person, or group would gain control of, or significant influence over, Stratasys through the open-market accumulation of the Company’s shares without appropriately compensating all Stratasys shareholders for control. The Rights Plan will encourage anyone seeking to gain a significant interest in Stratasys to negotiate directly with the Board prior to attempting to control or significantly influence the Company. Further to those goals, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the ordinary shares or any existing holder of 15% or more of the ordinary shares who shall acquire any additional ordinary shares.

Note 13. Contingencies

Legal proceedings

Litigation with Nano Dimension regarding Stratasys’ Rights Plan, Nano Dimension’s tender offer, and Stratasys board election

On April 25, 2023, the Company was named as a defendant in an action filed by Nano in the Tel-Aviv District Court in which Nano sought declaratory relief declaring that Stratasys’ shareholder rights plan is both illegal and void, and also requested a court order enjoining the Company and its directors from intervening with, or hindering in any way, a tender offer that Nano at the time intended to launch to acquire Stratasys ordinary shares.

On June 8, 2023, in its statement of defense, the Company rejected all of Nano’s claims, stating, among other things, that there was a substantial change of circumstance since Nano’s action was filed due to Stratasys’ entry into the Desktop Metal Merger Agreement on May 25, 2023 and the launch of Nano’s tender offer on May 25, 2023. The Company argued that its rights plan is legal under Israeli law, and that due to the many flaws and unlawful conditions of Nano’s tender offer and Nano’s conduct and circumstances, The Company’s board was obligated to get involved and protect the Company and its shareholders. The Company also submitted a counterclaim to the court, seeking an order restraining Nano from completing its tender offer until certain conditions were to be fulfilled.

On July 18, 2023, in the context of an interim procedural decision, the Israeli court took the opportunity to express its preliminary view on the legality of shareholder rights plans for Israeli companies. The court indicated that it is inclined to view rights plans as permissible under Israeli law; that the adoption of a rights plan by a board should be viewed “with suspicion”; and that the board would bear the burden of proving certain matters related to the adoption of such a plan.

The court has set a schedule for submission of written summations by the parties, with Nano to submit its summations as claimant by August 7, 2023, the Company to submit its summations as respondent and counterclaimant by August 25, 2023, and Nano to submit its summations as counter-respondent by September 14, 2023.

In a separate action, on July 13, 2023, Nano filed a motion in an Israeli court requesting that the court order, among other things, that (i) The Company correct the agenda sent out to its shareholders in advance of an annual general shareholder meeting scheduled for August 8, 2023, so that the agenda would include Nano’s individual director nominees for the Company’s board, and (ii) The Company issue a new proxy statement and proxy card for the annual general shareholder meeting.

On July 28, 2023, Nano issued a press release in which it announced that it intends to withdraw its nominees for the Company’s board, which Nano reiterated in a press release that it issued on August 1, 2023.
Ordinary course litigation
In addition to the foregoing litigations, the Company is also a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.